UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]          Annual report pursuant to Section 15(d) of the Securities Exchange Act of

For the fiscal year ended December 31, 2011

OR

[    ]          Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to ________

Commission file number 1-14287

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

USEC Savings Program

B. Name of issuer and securities held pursuant to the plan and the address of its principal executive office:

USEC Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(301) 564-3200

USEC Savings Program Financial Statements December 31, 2011 and 2010 (with Report of Independent Registered Public Accounting Firm)

USEC Savings Program

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Administrative Committee, the Benefit Plan Investment Committee and Participants of the USEC Savings Program:

We have audited the accompanying statements of net assets available for benefits of the USEC Savings Program (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 15, 2012

USEC Savings Program

Statements of Net Assets Available for Benefits
In thousands

	December 31,
	2011	2010
Assets:
Investments at fair value	$286,155	$327,708
Notes receivable from participants	5,173	5,713
Net assets available for benefits at fair value	291,328	333,421

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,744)	(1,252)
Net assets available for benefits	$288,584	$332,169

The accompanying notes are an integral part of these financial statements.

USEC Savings Program

Statement of Changes in Net Assets Available for Benefits
In thousands

Year Ended December 31, 2011
Changes in net assets:
Interest and dividends	$6,323
Interest on notes receivable from participants	253
Net depreciation in fair value of investments	(14,163)
Employer contributions	7,370
Employee contributions	16,542
Employee rollovers	446
Distributions to participants	(60,323)
Administrative expenses	(33)
Net decrease	(43,585)
Net assets available for benefits, beginning of year	332,169
Net assets available for benefits, end of year	$288,584

The accompanying notes are an integral part of these financial statements.

USEC Savings Program

Notes to Financial Statements

1.	Plan description:

The following description of the USEC Savings Program (the Plan) provides only general information.  Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan is administered by USEC Inc. (the Company or Sponsor) through a plan administrator. USEC Inc. and its wholly owned subsidiary, United States Enrichment Corporation (together USEC), are participating employers.  The USEC Benefit Plan Administrative and Investment Committees monitor and oversee administration of the Plan. Fidelity Management Trust Company (the Trustee or FMTC) acts as Trustee and recordkeeper.

Effective April 2012, USEC appointed Gallagher Fiduciary Advisors, LLC as a named fiduciary of the Plan solely responsible for decisions relating to the investment fund under the Plan that holds shares of common stock of Company (the “USEC Stock Fund”).

Eligibility

An eligible employee is an employee that is paid, employed and reported on the payroll and personnel records of USEC as an employee.  An eligible employee may participate in the Plan after one hour of service.

Contributions

Participants may contribute between 1% and 50% of eligible compensation in 0.5% increments up to the maximum annual amount allowed under the Internal Revenue Code.  Participants may elect either before-tax contributions, after-tax contributions or a combination of both.  With certain exceptions, new employees are automatically enrolled in the Plan at a default contribution level of either 5% or 6% of eligible compensation (depending on the class of employee) unless they make an affirmative election to make contributions at a specified percentage (including zero).

Employees who are eligible to participate in a Company pension plan, and elect to do so, receive the Basic Matching Contribution. For each payroll period, USEC provides a 100% matching contribution for the first 3% of each participant’s eligible earnings and a 50% matching contribution for the next 2%. The maximum Basic Matching Contribution is 4% of eligible earnings.

Employees who are not eligible to participate in a Company pension plan, or eligible employees who elect not to participate in a Company pension plan, receive the Enhanced Matching Contribution. For each payroll period, USEC provides a 200% matching contribution for the first 2% of the participant’s eligible earnings, plus a 100% matching contribution for the next 2% and a 50% matching contribution for the next 2%.  The maximum Enhanced Matching Contribution is 7% of eligible earnings.

Effective March 15, 2010, certain employees who are not eligible to participate in a Company pension plan and are covered by a collective bargaining agreement between United States Enrichment Corporation and the United Steel Workers, AFL-CIO and its Local 689 receive an Enhanced Matching Contribution that covers certain overtime earnings with a maximum Company matching contribution equal to 7% of eligible earnings (excluding eligible overtime earnings) and 3% of eligible overtime earnings.

The Plan accepts rollover contributions from other qualified plans.

Participant accounts

Each participant’s account is credited with the participant’s and employer’s matching contributions, and the respective investment earnings (losses) of the individual funds.

Notes receivable from participants

Participants may borrow from the Plan in any amount of at least $1,000 but less than 50% of the participant’s vested account balance. A participant cannot borrow more than $50,000.  Loan terms originated under the Plan are for a period not to exceed five years, except for loans taken for the purchase of a primary residence (home loans), which may have terms up to 15 years.  Loans are secured by the balance in the participant’s account and bear a rate of interest at the prime lending rate plus one percentage point, subject to usury limits, at the date of loan origination with no refinancing option.  Principal and interest on the loans are repaid in substantially level installments.  Prepayment in full is allowed at any time.  As of December 31, 2011, interest rates on outstanding loans ranged from 4.25% to 10.5%.

Administrative expenses

Certain expenses of maintaining the Plan are paid by USEC.

Vesting

Participants are immediately vested in their contributions and associated earnings (losses).  Plan vesting in the participating employer’s matching contributions and associated earnings (losses) is based on years of credited service to USEC, as follows:

Years of credited service	Percentage
Less than 2	0%
2	50%
3	100%

Forfeitures

Forfeitures are employer contributions retained by the Plan when a participant separates from USEC prior to vesting and are used to reduce current or future employer matching contributions.  Participant departures prior to vesting resulted in forfeitures of $93,479 in 2011 and employer contributions were reduced by $89,893 from forfeitures of non-vested accounts.  At December 31, 2011 and 2010, forfeitures available to reduce future contributions were $20,818 and $16,031, respectively.

Investment options

Participants direct FMTC to invest their contributions, the participating employer’s matching contributions and associated earnings (losses) among various investment options.  At December 31, 2011, investment options consist of 28 mutual funds, the USEC Stock Fund and a managed fund of short-term bonds and other fixed income securities (Fidelity Managed Income Portfolio II).  Participant contributions to the USEC Stock Fund are limited to 20% of a participant’s total contributions and participants are restricted from making additional contributions into the USEC Stock Fund if the balance in their USEC Stock Fund account exceeds 20% of their total account value.

Participants may, subject to the USEC Stock Fund restriction, make changes and exchanges among the investment options at any time by contacting FMTC directly.

Distributions

Upon termination of service (other than by death) at a time when a participant (1) has reached normal retirement age (age 65), (2) has reached age 50 with 10 years of credited service, (3) is disabled or (4) is eligible for total and permanent disability benefits under a USEC long-term disability plan, a participant may elect to receive (a) a lump sum amount equal to the value of the participant’s vested interest in his or her account, (b) monthly installments over a fixed number of years or over life expectancy or (c) a series of partial payments.  If a participant dies before the entire vested portion of the account is distributed, the remaining vested portion of the account is payable to a beneficiary.  Upon termination of service (other than by death) before a participant (1) has reached normal retirement age (age 65), (2) has reached age 50 with 10 years of credited service, (3) is disabled or (4) is eligible for total and permanent disability benefits under a USEC long-term disability plan, upon request, the vested portion of a participant’s account may be paid as a lump sum.  The amount of any payment from a participant’s account is reduced to satisfy income tax withholding requirements, unless the balance is rolled over to a qualifying plan or other tax-exempt option.

Participants may make hardship withdrawals from their contributions under certain circumstances allowed by the Plan.

In 2011, the Company’s contract with the U.S. Department of Energy to maintain and prepare the Portsmouth gaseous diffusion plant for decontamination and decommissioning (D&D) expired.  Certain employees were transferred at its Portsmouth, Ohio location to the D&D contractor for the Portsmouth site.   Terminated plan participants became fully vested in their accounts upon termination of employment with USEC.

Plan termination

Although USEC has not expressed any intent to do so, USEC has the right to discontinue its contributions at any time and to terminate the Plan, subject to applicable law and its obligations under its existing collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in participating employer matching contributions and associated earnings (losses).

2.	Summary of significant accounting policies:

Basis of accounting

The financial statements of the Plan are prepared based on the accrual method of accounting.  Distributions to participants are recorded on the cash basis.

Investment contracts held by a defined contribution plan are required to be reported at fair value, in accordance with financial accounting standards. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts (see Investment valuation and income recognition).  As required by financial accounting standards, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further information related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

The Managed Income Portfolio II (MIP II), a collective trust managed by FMTC, is designed to preserve principal and accumulate earnings and invests in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair value of the Plan’s interest in the MIP II is based on information reported by the issuer of the collective trust at year-end. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

3.	Investments:

The following table presents investments at December 31, 2011 and 2010 that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,
	2011	2010
Fidelity Managed Income Portfolio II – Class 2, at fair value	$112,956	$126,804
American Funds – The Growth Fund of America - Class R5, 680,524 and 828,384 shares, respectively	19,517	25,175
Spartan US Bond Index Fund – Institutional Class – 1,554,177 shares in 2011	18,308	---
American Funds – Investment Company of America - Class R5, 552,011 and 675,664 shares, respectively	14,948	19,020
Fidelity US Bond Index Fund – 1,828,653 shares in 2010	---	20,719
Total individual investments that represent 5% or more of the Plan’s net assets	165,729	191,718
Other investments and notes receivable from participants	125,599	141,703
Total net assets available for benefits at fair value	$291,328	$333,421

Components of the net depreciation in value of investments for the year ended December 31, 2011 are as follows (in thousands):

2011
Mutual funds	$(9,205)
USEC Inc. common stock	(4,958)
Net depreciation	$(14,163)

4.	Fair value measurements:

Financial accounting standards provide the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Level 1 of the valuation hierarchy includes mutual funds for which the Net Asset Value (NAV) and share price, respectively, are quoted in active markets. Mutual funds are public investment instruments valued using the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

Level 2 of the valuation hierarchy includes investments in a collective trust fund and a common stock fund. The NAVs of these investments are provided by administrators of the funds. The Plan’s interest in the collective trust is based on the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year end. The common stock fund invests in USEC Inc. common stock and an amount of short-term investments to facilitate liquidity for investors. The NAV for each fund is based on the underlying assets owned by the fund, less any expenses accrued against the fund, divided by the number of fund shares outstanding. Investments in these funds are classified within level 2 of the valuation hierarchy because the NAV’s unit price is not quoted in an active market; however, the unit price is based on underlying investments which are traded in an active market.

Following are the Plan investments as of December 31, 2011 and 2010 categorized by the fair value hierarchy levels described above (in thousands):

	Level 1	Level 2		Level 3		Total
December 31, 2011
Mutual funds:
Equity/stock funds	$124,434	$	---	$	---	$124,434
Target date/allocation funds	23,966		---		---	23,966
Bond/fixed income funds	22,856		---		---	22,856
Collective trust fund	---		112,956		---	112,956
Company stock fund	---		1,943		---	1,943
Total investments, at fair value	$171,256		$114,899	$	---	$286,155
	Level 1	Level 2		Level 3		Total
December 31, 2010
Mutual funds:
Equity/stock funds	$150,154	$	---	$	---	$150,154
Target date/allocation funds	25,143		---		---	25,143
Bond/fixed income funds	20,719		---		---	20,719
Collective trust fund	---		126,804		---	126,804
Company stock fund	---		4,888		---	4,888
Total investments, at fair value	$196,016		$131,692	$	---	$327,708

5.	Tax status:

The Plan was amended and restated effective January 1, 2011 and, subsequent to year end, received a determination letter dated May 4, 2012 from the Internal Revenue Service (IRS) that the Plan is qualified to be exempt from federal income taxes under certain provisions of the Internal Revenue Code. Pursuant to such provisions, participants are not subject to federal income taxes on their contributions to the Plan, on participating employer contributions to the Plan, or on income accruing to their accounts, until such time as they receive distributions from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The IRS examined the Plan’s 2008 annual return, with no adjustments. The Plan’s open audit periods are the years ended December 31, 2008 through December 31, 2010. The Plan believes its estimates are appropriate based on current facts and circumstances.

6.	Party-in-interest transactions:

Certain plan investments are shares of mutual funds managed by FMTC.  FMTC is the Trustee as defined by the Plan, and these transactions qualify as party-in-interest transactions.

Certain expenses of the Plan are paid by USEC to Fidelity, except participant loan costs and fund investment management expenses that are paid by the participant and amounted to $1,325 in 2011.

USEC as a participating employer is a related party.  Related party values as of and for the years ended December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Shares of USEC Inc. common stock held by the Plan	1,652	791
Fair value of USEC Inc. common stock held by the Plan	$1,883	$4,761
Purchases of USEC Inc. common stock by the Plan	$3,996	$3,182
Sales of USEC Inc. common stock by the Plan	$2,003	$3,486

7.	Risks and uncertainties:

The Plan provides for investments in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Reconciliation to Form 5500:

Net assets available for benefits are reported at fair value on Form 5500.  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010 (in thousands):

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$288,584	$332,169
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,744	1,252
Net assets available for benefits per Form 5500	$291,328	$333,421

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2011 (in thousands):

2011
Net decrease in net assets available for benefits per the financial statements	$(43,585)
Net change in fair value adjustment of fully benefit-responsive investment contract	1,492
Net decrease in net assets available for benefits per Form 5500	$(42,093)

USEC Savings Program
EIN: 52-2107911                                                PN: 001

Form 5500 Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2011
In Thousands
(a)	(b) Issuer	(c) Description of asset	(d) Cost	(e) Current value

	American Funds	Investment Company of America – Class R5	**	$ 14,948
	American Funds	New Perspective Fund – Class R5	**	11,483
	American Funds	The Growth Fund of America – Class R5	**	19,517
	Davis Funds	NY Venture Fund – Class Y	**	11,211
*	Fidelity Investments	Contrafund – Class K	**	13,774
*	Fidelity Investments	Diversified International Fund – Class K	**	7,572
*	Fidelity Investments	Freedom K 2000 Fund	**	629
*	Fidelity Investments	Freedom K 2005 Fund	**	78
*	Fidelity Investments	Freedom K 2010 Fund	**	3,783
*	Fidelity Investments	Freedom K 2015 Fund	**	2,912
*	Fidelity Investments	Freedom K 2020 Fund	**	7,170
*	Fidelity Investments	Freedom K 2025 Fund	**	1,403
*	Fidelity Investments	Freedom K 2030 Fund	**	3,284
*	Fidelity Investments	Freedom K 2035 Fund	**	916
*	Fidelity Investments	Freedom K 2040 Fund	**	1,767
*	Fidelity Investments	Freedom K 2045 Fund	**	765
*	Fidelity Investments	Freedom K 2050 Fund	**	482
*	Fidelity Investments	Freedom K 2055 Fund	**	13
*	Fidelity Investments	Freedom K Income Fund	**	764
*	Fidelity Investments	Growth Company Fund – Class K	**	9,089
*	Fidelity Investments	Managed Income Portfolio II – Class 2 - at fair value	**	112,956
	Goldman Sachs	Mid Cap Value Fund Institutional Class	**	4,231
	MFS Investment Management	Value Fund – Class R4	**	766
	Morgan Stanley	Institutional Mid Cap Growth Fund Class I	**	12,332
	PIMCO	PIMCO Real Return Fund – Institutional Class	**	4,548
	Royce Funds	Pennsylvania Mutual Fund – Investment Class	**	7,818
*	Fidelity Investments	Spartan Extended Market Index Fund – Investor Class	**	2,403
*	Fidelity Investments	Spartan US Bond Index Fund – Institutional Class	**	18,308
*	Fidelity Investments	Spartan 500 Index – Institutional Class	**	9,290
*	USEC	Company stock fund for USEC Inc.	**	1,943
*	Participant Loans	Interest rates 4.25% to 10.5% maturing through 2026	$ -	5,173
		Total Current Value		$ 291,328

* Indicates a party-in-interest to the Plan.

** Cost is not required since the investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USEC Savings Program

June 15, 2012	By	/s/ Richard V. Rowland
Richard V. Rowland
USEC Inc.
Chairman
USEC Inc. Benefit Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number     Description

23.1      CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.